Exhibit 3.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND RIGHTS OF SERIES A-1 CONTINGENT CONVERTIBLE
PREFERRED STOCK

of

GREENHILL & CO., INC.

Pursuant to Section 151 of the General Corporation Law
of the State of Delaware

The undersigned, Ulrika Ekman, General Counsel and Secretary of Greenhill & Co., Inc., a Delaware corporation (the “Corporation”), hereby certifies that, pursuant to the authority expressly vested in the Board of Directors of the Corporation by its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation) and its Amended and Restated Bylaws (the “Bylaws”), and in accordance with the provisions of Sections 103, 141 and 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation (the “Board of Directors”) has duly adopted resolutions (a) authorizing the issuance of a series of contingent, convertible preferred stock and (b) establishing a committee of the Board of Directors (the “Committee”) to act on behalf of the Board of Directors in establishing the powers, designations, preferences and rights and the qualifications, limitations and restrictions of such series of preferred stock.  The undersigned further certifies that, pursuant to the authority vested in it by the Board of Directors, the Committee has duly adopted the following resolutions:

RESOLVED, that, pursuant to Article Fourth of the Certificate of Incorporation (which authorizes 10,000,000 shares of preferred stock, par value $0.01 per share of the Corporation (the “Preferred Stock”), of which no shares of Preferred Stock are currently issued and outstanding), the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of contingent, convertible Preferred Stock.

RESOLVED, that each share of such series of convertible Preferred Stock shall rank equally in all respects and shall be subject to the following provisions:

1.            Number and Designation.  660,000 shares of the Preferred Stock shall be designated as Series A-1 Contingent Convertible Preferred Stock (the “Series A-1 Preferred Stock”).

2.            Rank.  The Series A-1 Preferred Stock shall, with respect to rights upon liquidation, dissolution and winding-up of the Corporation, (i) rank senior to the Corporation’s common stock, par value $0.01 per share (the “Common Stock”) and all other classes or series of equity securities of the Corporation established after the initial issue date of the Series A-1 Preferred Stock, except for any such other classes or series of equity securities the terms of which expressly provide that it ranks senior to or on a parity with the Series A-1 Preferred Stock with respect to rights upon liquidation, dissolution or winding-up of the Corporation (such securities, “Junior Securities”), (ii) rank on a parity with the Series A-2 Contingent Convertible Preferred Stock and each other class or series of equity securities of the Corporation established after the initial issue date of the Series A-1 Preferred Stock the terms of which expressly provide that it ranks on a parity with the Series A-1 Preferred Stock with respect to rights upon liquidation, dissolution or winding-up of the Corporation (such securities, “Parity Securities”) and (iii) rank junior to each class or series of equity securities of the Corporation established after the initial issue date of the Series A-1 Preferred Stock the terms of which expressly provide that it ranks senior to the Series A-1 Preferred Stock with respect to rights upon liquidation, dissolution or winding-up of the Corporation (such securities, “Senior Securities”).

3.            Dividends.  No dividends, whether in cash, property or in stock, shall be payable on the Series A-1 Preferred Stock.

4.            Liquidation Preference.  (a) Subject to the provisions of Section 6, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, after satisfaction of any payments or distributions to holders of any Senior Securities but before any payment or distribution of the Corporation’s assets (whether capital or surplus) shall be made to or set apart for the holders of any Junior Securities, each holder of Series A-1 Preferred Stock shall be entitled to receive, and the Corporation shall pay to each such holder, an amount per share of Series A-1 Preferred Stock equal to the sum of $0.01 (which amount shall be appropriately adjusted in the event of any stock dividend, stock split, stock combination or other similar recapitalization of the Series A-1 Preferred Stock) (such sum, the “Liquidation Preference”).  If, upon any liquidation, dissolution or winding-up of the Corporation, the Corporation’s assets, or proceeds thereof, distributable to the holders of Series A-1 Preferred Stock and any Parity Securities are insufficient to pay in full the aggregate amount payable in respect thereof on all outstanding shares of Series A-1 Preferred Stock and Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of Series A-1 Preferred Stock and any Parity Securities ratably in proportion to the respective amounts that would be payable on all outstanding shares of Series A-1 Preferred Stock and Parity Securities if all such amounts were paid in full.  The respective definitions of Junior Securities, Parity Securities and Senior Securities shall also include any options, warrants and any other rights exercisable into, exchangeable for or convertible into any Junior Securities, Parity Securities or Senior Securities, as the case may be.

(b)          For purposes of Section 4(a), the merger or consolidation of the Corporation with any other Person, including a merger or consolidation in which the holders of the Series A-1 Preferred Stock receive cash, securities or other property for their shares of Series A-1 Preferred Stock, or the sale, lease or exchange for cash, securities or other property of all or substantially all of the assets of the Corporation, in each case shall not constitute a liquidation, dissolution or winding-up of the Corporation.

(c)          After the Liquidation Preference has been paid on all outstanding shares of Series A-1 Preferred Stock, as provided in this Section 4, the holders of Junior Securities shall, subject to the rights of the holders of any Parity Securities and the terms and conditions (if any) applicable to the Junior Securities, be entitled to receive any and all assets remaining to be paid or distributed, and holders of Series A-1 Preferred Stock shall not be entitled to share therein.

5.            Redemption.  The Series A-1 Preferred Stock shall not be redeemable at the option of the Corporation or subject to repurchase at the option of the holders thereof.

6.            Mandatory Conversion or Cancellation.  (a) As promptly as practicable, but no later than 45 days after the last day of the Measurement Period, the Corporation shall cause to be prepared and delivered to the holders of the Series A-1 Preferred Stock the Corporation’s calculation of Caliburn Advisory Revenue, together with reasonable information supporting such calculation.  Effective as of the close of business on the business day immediately following the delivery of such calculation to the holders of the Series A-1 Preferred Stock (the “Determination Date”), (i) if the Caliburn Advisory Revenue is equal to or greater than A$150,000,000, each share of Series A-1 Preferred Stock shall automatically convert into one (1) share of Common Stock, subject to adjustment from time to time pursuant to Section 7 (the “Conversion Rate”), and (ii) if the Caliburn Advisory Revenue is less than A$150,000,000, all rights, powers and preferences of the Series A-1 Preferred Stock shall cease and each share of Series A-1 Preferred Stock shall automatically be cancelled without any consideration or recompense of any kind to the holder thereof.

(b)          As used in this Section 6, the following terms have the following meanings:

“A$” means Australian dollars.

“Australian Client” means a client of the Corporation and its Subsidiaries who is an Australian Person.

“Australian Person” means a Person who, in the case of an individual, is resident in Australia or New Zealand or, in the case of a Person (other than an individual), who is incorporated, has its corporate headquarters or whose primary listing is on a stock market in Australia or New Zealand.

“Caliburn Advisory Revenue” means an amount in $A equal to the sum of:

(i)	100% of the Financial Advisory Revenue of the Corporation from Australian Clients,

(ii)	100% of the Financial Advisory Revenue of the Corporation from Non-Australian Designated Caliburn Clients where:

(A)	the counterparty to the Non-Australian Designated Caliburn Client in the transaction generating Financial Advisory Revenue is an Australian Person, or

(B)	the sole subject of the transaction generating the Financial Advisory Revenue is a Person that is an Australian Person or are assets which are located in Australia (as the case may be),

(iii)	66.67% of the Financial Advisory Revenue of the Corporation from Non-Australian Clients where:

(A)	the counterparty to the Non-Australian Client in the transaction generating Financial Advisory Revenue is an Australian Person, or

(B)	the sole subject of the transaction generating the Financial Advisory Revenue is a Person that is an Australian Person or are assets which are located in Australia (as the case may be),

(iv)
in the case of Financial Advisory Revenue of the Corporation from Non-Australian Designated Caliburn Clients which does not fall into either paragraph (ii)(A) or paragraph (ii)(B) above, the Corporation and the holders of the Series A-1 Preferred Stock will discuss in good faith whether any such revenue should be included in Caliburn Advisory Revenue,

(v)
in the case of Financial Advisory Revenue of the Corporation which does not fall into either paragraph (ii)(B) or paragraph (iii)(B) above due to the word “sole” in those paragraphs, the Corporation and the holders of the Series A-1 Preferred Stock will discuss in good faith whether any such revenue should be included in Caliburn Advisory Revenue,

(vi)	50% of the Fund Placement Advisory Revenue of the Corporation attributable to capital or capital commitments from investors who are Australian Persons, and

(vii)	such other Revenue (or percentage thereof), if any, as the Corporation in its sole discretion may decide to include as Caliburn Advisory Revenue,

in each case for the Measurement Period.

“Financial Advisory Revenue” means Revenue from providing financial advice on (i) mergers, (ii) acquisitions, (iii) divestments, (iv) restructurings, (v) balance sheet and capital optimization, (vi) capital market matters whether debt or equity, (vii) direct investments, (viii) strategic issues, (ix) Government privatizations and (x) other corporate finance matters generally but excluding, for the avoidance of doubt, fund management services for private equity and other financial sponsors.

“Fund Placement Advisory Revenue” means Revenue from providing fund placement services for private equity and other financial sponsors.

“Measurement Period” means the three-year period beginning on April 1, 2010 and ending on March 31, 2013.

“Non-Australian Clients” means clients of the Corporation and its Subsidiaries other than Australian Clients and Non-Australian Designated Caliburn Clients.

“Non-Australian Designated Caliburn Clients” means the clients of the Corporation set forth in the letter agreement dated as of March 16, 2010 between Caliburn and the Corporation.

“Person” means any individual, corporation, limited liability company, partnership, trust, organization, association or other entity.

“Revenue”  means revenue recorded by the Corporation on a consolidated basis (including Caliburn Partnership Pty Limited) in accordance with United States generally accepted accounting principles and the revenue recognition policies of the Corporation, and in the case of any such revenue recognized in a currency other than Australian dollars, converted into Australian dollars in accordance with the currency translation policy of the Corporation, in each case, applied on a basis consistent with the preparation of the Corporation’s consolidated financial statements.

“Subsidiary” means a company where 50% or more of its issued stock or other membership interests is owned or controlled directly or indirectly by the Corporation from time to time, and including Caliburn Partnership Pty Limited.

(c)          The person or persons entitled to receive the Common Stock issuable upon conversion of the Series A-1 Preferred Stock shall be treated for all purposes as the record holder(s) of such shares of Common Stock (or other

Exchange Property) as of the close of business on the Determination Date.  All shares of Common Stock delivered upon conversion of the Series A-1 Preferred Stock will upon delivery be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

(d)          The Corporation shall at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued shares of Common Stock as may be required to effect conversions of the Series A-1 Preferred Stock.

(e)          The Corporation shall pay any and all issuance, delivery and transfer taxes in respect of the issuance or delivery of shares of Common Stock on conversion of the Series A-1 Preferred Stock pursuant hereto.  The Corporation shall not, however, be required to pay any tax in respect of any transfer involved in the issuance or delivery of shares of Common Stock in a name other than that of the holder of the Series A-1 Preferred Stock so converted, and no such issuance or delivery shall be made unless and until the Person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established to the Corporation’s satisfaction that such tax has been paid.

(f)           In connection with the conversion of any shares of Series A-1 Preferred Stock, no fractions of shares of Common Stock shall be issued.  In lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price Per Common Share on the day on which such shares of Series A-1 Preferred Stock are deemed to have been converted.  “Current Market Price Per Common Share” means, on any determination date, the average of the closing price per share of Common Stock as reported by the principal national securities exchange on which the such shares are then listed and traded for the 5 consecutive trading days immediately prior to such date.

(g)          Shares of Series A-1 Preferred Stock that have been duly converted or cancelled in accordance with this Section 6 shall, upon the effectiveness of such conversion or cancellation, cease to be outstanding for all purposes and shall return to the status of authorized and unissued shares of Preferred Stock undesignated as to class or series and may be redesignated and reissued as part of any class or series of the Preferred Stock; provided that no such issued and reacquired shares of Series A-1 Preferred Stock shall be reissued or sold as Series A-1 Preferred Stock.

7.           Anti-dilution Adjustments.  (a) Subdivisions, Splits and Combinations of Common Stock.  If the Corporation shall subdivide or split the outstanding shares of Common Stock into a greater number of shares or combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, the Conversion Rate in effect immediately prior to the effective date of such subdivision, split, combination or reclassification shall be adjusted by multiplying such Conversion Rate by a fraction:

(i)       the numerator of which shall be the number of shares of Common Stock outstanding immediately after such subdivision, split, combination or reclassification; and

(ii)      the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such subdivision, split, combination or reclassification.

Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the applicable effective date.

(b)         Rights Issues.  In case the Corporation shall issue rights, options or warrants to all eligible holders of its Common Stock entitling them to subscribe for or purchase Common Stock at a price per share less than the then current market price per share of the Common Stock on the date fixed for the determination of shareholders entitled to receive such rights, options or warrants, the Conversion Rate shall be adjusted in a manner determined by the Board of Directors (acting reasonably) to ensure that no disadvantage accrues to holders of Series A-1 Preferred Stock as a result of such corporate action.  For the avoidance of doubt, the provisions of this paragraph shall not be deemed to apply to any rights, options or warrants granted, issued or offered to and accepted by employees of the Corporation or any of its Subsidiaries pursuant to any employee stock option or employee benefit plan of the Corporation or any of its Subsidiaries.

(c)           Reorganization Events.  In the event of:

(i)       any consolidation or merger of the Corporation with or into another Person pursuant to which the Common Stock will be converted into cash, securities or other property of the Corporation or another Person;

(ii)      any sale, transfer, lease or conveyance to another Person of all or substantially all of the Corporation’s property and assets;

(iii)     any reclassification of the Common Stock into securities, including securities other than the Common Stock; or

(iv)     any statutory exchange of the outstanding shares of Common Stock for securities of another Person (other than in connection with a merger or acquisition) (any such event specified in clauses (i) through (iv), a “Reorganization Event”), each share of Series A-1 Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of the holders thereof, become convertible into the kind and amount of securities, cash and other property receivable in such Reorganization Event that a holder of such share of Series A-1 Preferred Stock would have been entitled to receive if such holder had converted its Series A-1 Preferred Stock into Common Stock immediately prior to such Reorganization Event (such securities, cash and other property, the “Exchange Property”).  For purposes of this Section 7(c), the kind and amount of Exchange Property that a holder of Common Stock would have been entitled to receive upon a Reorganization Event if there is right to elect to receive the type of consideration receivable shall be deemed to be (1) the weighted average of the kind and amount of Exchange Property received by the holders of Common Stock that affirmatively make such an election or (2) if no holders of Common Stock affirmatively make such an election, the weighted average of the kind and amount of Exchange Property actually received by such holders.

(d)          Certain Determinations.  For purposes of any computation of any adjustment required under this Section 7:

(i)       adjustments shall be made successively whenever any event giving rise to such an adjustment shall occur;

(ii)      all adjustments to the Conversion Rate pursuant to this Section 7 shall be calculated to the nearest 1/10,000th of a share of Common Stock; and

(iii)     no adjustment to the Conversion Rate shall be required if the increase or decrease would be less than one percent of the Conversion Rate; provided that any adjustments which by reason of this subparagraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(e)          Certificates as to Adjustments.  Upon the occurrence of each adjustment to the Conversion Rate, the Corporation shall promptly compute such adjustment in accordance with the terms hereof and furnish to the holders of the Series A-1 Preferred Stock a certificate setting forth such adjustment and showing in reasonable detail the facts upon which such adjustment is based.

(f)           Other Adjustments.  If, at any time as a result of the provisions of this Section 7, holders of Series A-1 Preferred Stock upon subsequent conversion shall become entitled to receive any shares of capital stock of the Corporation other than Common Stock, the number of such other shares so receivable upon conversion of this Series A-1 Preferred Stock shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained herein.

8.            Voting Rights.  (a) Holders of shares of Series A-1 Preferred Stock are not entitled to any voting rights except as provided in this Section 8 or as otherwise provided by applicable law.

(b)          So long as any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall not, without the written consent of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock or the affirmative vote of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock at a meeting of the holders of Series A-1 Preferred Stock duly called for such purpose:

(i)       amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) any provision of its Certificate of Incorporation or Bylaws so as to materially adversely affect the preferences, rights or powers of the Series A-1 Preferred Stock; or

(ii)       issue any additional shares of Series A-1 Preferred Stock.

(c)           In exercising the voting rights set forth in this Section 8, each share of Series A-1 Preferred Stock shall have one vote per share.  Except as otherwise required by applicable law or as set forth herein, the shares of Series A-1 Preferred Stock shall not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any corporate action.

9.            General Provisions.  (a) The term “outstanding”, when used with reference to shares of stock, shall mean issued shares, excluding shares held by the Corporation or any subsidiary of the Corporation.

(b)          The headings of the sections of this Certificate of Designations are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

(c)          The Corporation represents and warrants to the holders of the Series A-1 Preferred Stock that, as at the initial issue date of the Series A-1 Preferred Stock, there were no outstanding shares of Series A-1 Preferred Stock, other than those proposed to be issued in accordance with the terms of the Share Sale Agreement dated March 16, 2010 among the Corporation, Caergwrle Investments Pty Ltd, Mordant Investments Pty Ltd, Baliac Pty Ltd, Peter Hunt, Simon Mordant and Ron Malek.

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IN WITNESS WHEREOF, the Corporation  has caused this Certificate of Designations to be executed by the undersigned duly authorized officer of the Corporation this 31st day of March, 2010.

GREENHILL & CO., INC.

By:	/s/ Ulrika Ekman
Name: Ulrika Ekman
Title: General Counsel and Secretary